Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-3, No. 333-222278 and 333-233984 and Form S-8, No. 333-11097, 333-67208, 333-120663, 333-137943, 333-192169 and 333-233635) of our report dated April 28, 2020, relating to the consolidated financial statements and schedule of Mitcham Industries, Inc., appearing in this Annual Report (Form 10-K) for the year ended January 31, 2020.

Our report with respect to the consolidated financial statements refers to Mitcham Industries, Inc.’s (the Company) adoption of adoption of new accounting standards regarding leases, effective February 1, 2019, and includes an explanatory paragraph regarding the Company’s ability to continue as a going concern.

/s/ Moss Adams LLP

Houston, Texas
April 28, 2020